UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 5, 2020 titled “GeoPark Reports Fourth Quarter and Full-Year 2019 Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: March 5, 2020

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FOURTH QUARTER AND FULL-YEAR 2019 RESULTS

RECORD PRODUCTION, RESERVES, REVENUE, ADJUSTED EBITDA AND NET ASSET VALUE

NEW STRATEGIC ACQUISITIONS ADDED 1+ MILLION ACRES AROUND CORE LLANOS 34 BLOCK AND ENTRY INTO PUTUMAYO BASIN

Bogota, Colombia – March 4, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador reports its consolidated financial results for the three-month period (“Fourth Quarter” or “4Q2019”) and for the year-ended December 31, 2019. A conference call to discuss 4Q2019 and full-year financial results will be held on March 5, 2020 at 10:00 am Eastern Standard Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the year ended December 31, 2019, available on the Company’s website.

FOURTH QUARTER AND FULL-YEAR 2019 HIGHLIGHTS

Record Oil and Gas Production

•	Consolidated oil and gas production up 8% to 41,786 boepd, 10% adjusting for divested blocks[1] (5% higher compared to 3Q2019)

•	Production in Colombia increased by 9% to 33,311 boepd, 12% increase adjusting for divested blocks

•	Production in Chile increased by 17% to 3,292 boepd

•	Full-year 2019 average production of 40,046 boepd, 11% higher than 2018 annual average levels, or 13% higher adjusting for divested blocks

Record Oil and Gas Reserves2

•	Proven developed reserves of 52.4 mmboe, 1P reserves of 130.6 mmboe, 2P reserves of 197.3 mmboe and 3P reserves of 351.3 mmboe

•	1P and 2P reserve life index (RLI) of 8.9 and 13.5 years

Record Net Asset Value2

•	1P NPV10 and 2P NPV10 increased by 11% and 3% respectively, despite lower price deck

•	1P reserves NPV10 of $2.0 billion, equivalent to net debt adjusted NPV10 of $28.4 per share

•	2P reserves NPV10 of $2.8 billion, equivalent to net debt adjusted NPV10 of $42.5 per share

Record Revenue and Adjusted EBITDA

•	4Q2019 Revenue of $158.1 million / Full-year record Revenue of $628.9 million

•	4Q2019 Adjusted EBITDA of $85.7 million, including non-recurring G&A charges of $5.8 million related to the Amerisur Resources (“Amerisur”) acquisition / Full-year record Adjusted EBITDA of $363.3 million

•	4Q2019 Cash Flow from Operating Activities of $78.6 million / Full-year Cash Flow from Operating Activities of $235.4 million

•	4Q2019 Free Cash Flow[3] of $40.4 million / Full-year Free Cash Flow of $109.0 million

1 La Cuerva and Yamu blocks sold on July 1, 2019.

2 Excluding Amerisur reserves. Please refer to 2019 Reserves release published on February 10, 2020.

3 Free cash flow is defined as cash flow from operating activities less cash used in investing activities. Free cash flow is a non-GAAP measure. Please see definition and reconciliation below.

Record Capital and Cost Efficiency

•	2019 Capital investment program of $126.3 million generated record $363.3 million Adjusted EBITDA

•	Industry-beating consolidated Finding and Development costs (F&D) of $4.5/boe for 2P reserves, and $2.6/boe for 2P reserves in Colombia

•	Consolidated operating costs reduced by 14% to $7.2 per boe

•	Lower transportation costs in Colombia improved operating netbacks by $3.3 per bbl

Strong Balance Sheet and Low-Cost Funding

•	$111.2 million of cash and cash equivalents

•	Net debt to Adjusted EBITDA ratio of 0.9x

•	Issued $350 million, 5.5% senior notes due in 2027 for the acquisition of Amerisur in January 2020, achieved lowest pricing for a single B rated company in Latin America

Record Acreage Expansion and New Project Growth

•	Entered Ecuador with 2 blocks in the Oriente basin, adjacent to producing fields and existing infrastructure

•	Significantly expanded acreage position around core Llanos 34 block (GeoPark operated, 45% WI) in partnership with Hocol (a 100% subsidiary of Ecopetrol)

•	Closed Amerisur acquisition in January 2020, adding reserves, production and cash flow growth, a large inventory of new exploration opportunities, and valuable partnerships with ONGC (India’s National Oil Company) and Oxy (Occidental Petroleum)

Creating and Returning Value to Shareholders

•	GeoPark’s Board of Directors declared a quarterly cash dividend of $0.0413 per share to be paid on April 8, 2020, to the shareholders of record at the close of business on March 25, 2020

•	Completed 2019 share buyback program acquiring 4,464,237 shares (7% of total outstanding shares) for $73.1 million, while executing self-funded, growth work programs

•	Renewed share buyback program in February 2020 to repurchase up to 10% of shares outstanding

•	GeoPark’s Board of Directors declared a special stock dividend of 0.004 shares per share to be paid on March 11, 2020 to the existing shareholders of record at the close of business on February 25, 2020

•	Best performing independent upstream oil & gas company on the NYSE from 2017 to 2019

James F. Park, Chief Executive Officer of GeoPark, said: “Congratulations and thanks to our team for delivering our 17th year of continuous performance growth - with new operational, financial and expansion records - demonstrating again that GeoPark is following the right plan for our industry today with the right blend of skill sets and in the right region. Our consistent delivery is the result of a rabid focus on the fundamentals of our business: being able to creatively find oil in the subsurface, being the lowest cost, safest and cleanest operator, and being a prudent buyer of new projects always extending our future growth fairway. And, the character and quality of GeoPark’s growth is a big differentiator: beginning with the strength of our financial performance with industry-leading returns on capital and cost efficiencies - following with our ability to return meaningful value to our shareholders with a full mix of share buybacks, dividends and best-in-class stock market performance.

2020 has already begun at full speed ahead with our closing of the promising Amerisur acquisition (with none of these new assets, production or cash flow yet included in our 2019 results) and a successful substantially-oversubscribed bond which closed at the lowest rate ever for a single B issuer in Latin America. With the recent fall in oil markets, GeoPark is already gearing up to manage through this volatility with a full toolbox of risk management instruments and levers at hand. A repeatedly-proven GeoPark strength is our resilience and ability to continue to perform through crises both big and small.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	4Q2019	3Q2019	4Q2018	FY2019	FY2018
Oil production[a] (bopd)	35,456	33,693	32,859	34,442	30,447
Gas production (mcfpd)	37,971	35,555	35,288	33,624	33,474
Average net production (boepd)	41,786	39,619	38,741	40,046	36,027
Brent oil price ($ per bbl)	62.4	62.1	68.0	64.2	71.6
Combined realized price ($ per boe)	43.6	44.2	44.7	45.7	48.2
⁻ Oil ($ per bbl)	48.7	49.3	49.0	50.7	53.0
⁻ Gas ($ per mcf)	4.2	4.4	5.0	4.5	5.1
Sale of crude oil ($ million)	144.4	138.2	136.6	579.0	545.5
Sale of gas ($ million)	13.7	13.0	14.6	49.9	55.7
Revenue ($ million)	158.1	151.2	151.2	628.9	601.2
Commodity risk management contracts ($ million)	-6.5	4.4	32.0	-22.5	16.2
Production & operating costs[b] ($ million)	-42.3	-41.7	-46.7	-169.0	-174.3
G&G, G&A and Selling expenses ($ million)	-29.9	-21.1	-19.9	-93.5	-70.0
Adjusted EBITDA ($ million)	85.7	86.7	85.7	363.3	330.6
Adjusted EBITDA ($ per boe)	23.6	25.3	25.3	26.4	26.5
Operating Netback ($ per boe)	31.0	31.4	31.0	32.5	31.9
Net Profit ($ million)	-0.2	6.8	42.6	57.8	102.7
Capital expenditures ($ million)	38.1	22.1	33.8	126.3	124.7
Argentina acquisition ($ million)	-	-	-	-	48.9
Cash and cash equivalents ($ million)	111.2	81.6	127.7	111.2	127.7
Short-term financial debt ($ million)	17.3	10.6	18.0	17.3	18.0
Long-term financial debt ($ million)	420.1	424.4	429.0	420.1	429.0
Net debt ($ million)	326.2	353.4	319.3	326.2	319.3

a)	Includes government royalties paid-in-kind in Colombia for approximately 1,587, 1,419 and 1,181 bopd in 4Q2019, 3Q2019 and 4Q2018 respectively. No royalties were paid-in-kind in Chile, Brazil or Argentina.

b)	Production and operating costs include operating costs, royalties paid in cash and share-based payments.

Production: Oil and gas production grew by 8% to 41,786 boepd in 4Q2019 due to increased production in Colombia and Chile, partially offset by lower production in Brazil. Adjusting for the sale of the La Cuerva and Yamu blocks in Colombia (888 bopd in 4Q2018), the Company’s consolidated oil and gas production increased by 10% in 4Q2019 and Colombian production increased by 12%.

Oil represented 85% of total reported production compared to 84% in 4Q2018.

For further details, please refer to the 4Q2019 Operational Update published on January 7, 2020.

Reference and Realized Oil Prices: Brent oil prices averaged $62.4 per bbl in 4Q2019, 8% or $5.4 per bbl less than in 4Q2018. However, at $48.7 per bbl in 4Q2019 the realized oil price was just 1% lower ($0.3 per bbl) than in 4Q2018. This significant improvement reflected both a lower Vasconia discount and additional improvements in commercial and transportation discounts. Please refer to the “Selling Expenses” section below.

The tables below provide a breakdown of Brent oil and realized oil prices in Colombia, Chile and Argentina in 4Q2019 and 4Q2018:

4Q2019 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	62.4	62.4	62.4
Vasconia differential	(3.2)	-	-
Commercial and transportation discounts	(10.6)	(6.4)	-
Other[4]	-	-	(14.6)
Realized oil price	48.6	56.0	47.8
Weight on oil sales mix	94%	2%	4%

4Q2018 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	68.0	68.0	68.0
Vasconia differential	(5.4)	-	-
Commercial and transportation discounts	(14.6)	(8.2)	-
Other[4]	-	-	(6.2)
Realized oil price	48.0	59.8	61.8
Weight on oil sales mix	93%	2%	5%

Revenue: Consolidated revenue increased by 5% to $158.1 million in 4Q2019 versus $151.2 million in 4Q2018 due to higher deliveries and lower discounts, partially offset by lower Brent oil prices.

Sales of crude oil: Consolidated oil revenue increased by 6% to $144.4 million in 4Q2019, driven by a 6% increase in oil deliveries, partially offset by a 1% decrease in realized oil prices. Oil revenue were 91% of total revenue in 4Q2019 compared to 90% in 4Q2018.

•	Colombia: In 4Q2019, oil revenue increased by 9% to $134.6 million due to both higher deliveries and higher realized oil prices. Oil deliveries increased by 8% to 31,470 bopd. Realized prices increased by 1% to $48.6 per bbl following a lower Vasconia differential and improved commercial and transportation discounts that completely offset 8% lower Brent oil prices. Colombian earn-out payments increased to $6.1 million in 4Q2019, compared to $5.5 million in 4Q2018.

•	Chile: In 4Q2019, oil revenue decreased by 37% to $2.5 million, due to both lower volumes sold and lower realized oil prices. Oil deliveries decreased by 32% to 480 bopd due to the natural decline of the fields whereas realized oil prices decreased by 6% to $56.0 per bbl, in line with lower Brent prices.

•	Argentina: In 4Q2019, oil revenue decreased by 30% to $6.5 million, due to both lower volumes sold and lower realized oil prices. Oil deliveries decreased by 9% to 1,490 bopd whereas realized oil prices decreased by 23% to $47.8 per bbl, lower than Brent oil prices in response to local oil price controls implemented during 2019.

Sales of gas: Consolidated gas revenue decreased by 6% to $13.7 million in 4Q2019 compared to $14.6 million in 4Q2018. The decline was due to a 16% decrease in gas prices, partially offset by a 12% increase in gas deliveries.

•	Chile: In 4Q2019, gas revenue increased by 7% to $5.4 million reflecting a significant increase in gas deliveries, partially offset by lower gas prices. Deliveries increased by 40% in 4Q2019 to 15,708 mcfpd (2,618 boepd), resulting from the successful discovery and development of the Jauke gas field. Gas prices were 34% lower, or $3.7 per mcf ($22.3 per boe) in 4Q2019 due to lower methanol prices.

•	Brazil: In 4Q2019, gas revenue decreased by 3% to $6.7 million, due to lower deliveries, partially offset by higher gas prices. Gas deliveries in Manati decreased by 6% to 14,709 mcfpd (2,452 boepd), resulting from natural decline of the fields. Gas prices increased by 3% to $5.0 per mcf ($29.8 per boe), following the annual price inflation adjustment of approximately 6%, effective in January 2019, which was partially offset by the devaluation of the local currency.

•	Argentina: In 4Q2019, gas revenue decreased by 22% to $1.1 million from $1.4 million, resulting from lower deliveries and lower gas prices. Deliveries decreased by 2% to 3,717 mcfpd (619 boepd) while prices fell by 21% to $3.2 per mcf ($19.1 per boe) due to local market conditions.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to a $6.5 million loss in 4Q2019 compared to a $32.0 million gain in 4Q2018. Commodity risk management contracts have two different components, a realized and an unrealized portion.

The realized portion was zero in 4Q2019 compared to a $1.2 million gain in 4Q2018, reflecting Brent oil prices and commodity risk management contracts effective during the respective periods. The unrealized portion amounted to a $6.5 million loss in 4Q2019 compared to a gain of $30.8 million in 4Q2018. Unrealized losses during 4Q2019 and gains during 4Q2018 resulted from changes in the forward Brent oil price curve compared to September 2019 and September 2018, respectively.

The Company uses risk management contracts to minimize the impact of oil price fluctuations on its work program. For further details, please refer to the “Commodity Risk Oil Management Contracts” section below.

4 Refers to quality discounts and price controls or temporary agreements affecting local oil prices in Argentina.

Production and Operating Costs5: Consolidated operating costs per boe decreased by 14% to $7.2 per boe in 4Q2019 compared to $8.3 per boe in 4Q2018. Overall, consolidated production and operating costs decreased by 9% to $42.3 million in 4Q2019 compared to $46.7 million in 4Q2018, as a result of both lower royalties and operating costs.

The table below provides a breakdown of production and operating costs in 4Q2019 and 4Q2018:

(In millions of $)	4Q2019	4Q2018
Operating costs	25.7	28.2
Royalties	16.6	18.2
Share-based payments	0.0	0.3
Production and operating costs	42.3	46.7

Consolidated operating costs decreased by 9% or $2.5 million to $25.7 million in 4Q2019 compared to $28.2 million in 4Q2018, despite a 7% increase in deliveries.

The breakdown of operating costs is as follows:

•	Colombia: Operating costs per boe increased slightly to $5.2 in 4Q2019 compared to $5.0 in 4Q2018 due to higher well-intervention activities. In addition, higher deliveries brought total operating costs to $15.5 million in 4Q2019 from $13.4 million in 4Q2018.

•	Chile: Operating costs per boe decreased to $13.9 in 4Q2019 compared to $26.2 in 4Q2018, reflecting fewer well-intervention activities and reduced staff costs. Total operating costs decreased to $4.0 million in 4Q2019 from $6.2 million in 4Q2018.

•	Brazil: Operating costs per boe decreased to $5.3 in 4Q2019 compared to $5.9 in 4Q2018 resulting from the adoption of IFRS 16 that changed the treatment and valuation of operating leases to depreciation charges in 2019. Total operating costs decreased to $1.3 million in 4Q2019 from $1.4 million in 4Q2018.

•	Argentina: Operating costs per boe decreased to $26.0 in 4Q2019 compared to $34.4 in 4Q2018. Total operating costs decreased to $4.9 million in 4Q2019 from $7.1 million in 4Q2018.

Consolidated royalties decreased to $16.6 million in 4Q2019 compared to $18.2 million in 4Q2018, resulting from lower oil prices, partially offset by higher deliveries.

Selling Expenses: Consolidated selling expenses increased by $1.6 million to $2.8 million in 4Q2019 (of which $2.5 million correspond to Colombia), compared to $1.2 million in 4Q2018.

The increase in selling expenses in Colombia reflects the difference in accounting for different points of sale and costs associated with the operation of the flowline connecting the Llanos 34 block to the ODL regional pipeline. Sales at the wellhead are deducted from revenue, whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Commercial and transportation discounts in Colombia improved by $4.0 per bbl during 4Q2019, positively impacting realized oil prices. This was partially offset by higher selling expenses of approximately $0.7 per bbl, thus improving net margins by approximately $3.3 per bbl. Please also refer to the “Evolution of Commercial and Transportation Discounts and Selling Expenses in Colombia” section below.

5 See the “Adoption of IFRS 16” section included in this press release.

Administrative Expenses6: Total consolidated administrative expenses (“G&A”) increased to $21.3 million in 4Q2019 compared to $14.6 million in 4Q2018 due to new business efforts, including non-recurring legal and financial advisory fees related to the acquisition of Amerisur for $5.8 million.

Geological & Geophysical Expenses7: Total consolidated geological and geophysical expenses (“G&G”) increased to $5.7 million in 4Q2019 compared to $4.0 million in 4Q2018 due to an increased scale of operations and continuing investments to expand GeoPark’s technical capabilities.

Adjusted EBITDA: Consolidated Adjusted EBITDA8 was flat at $85.7 million in 4Q2019 compared to 4Q2018, but included non-recurring administrative expenses related to the Amerisur acquisition. The Adjusted EBITDA per boe was $23.6 in 4Q2019, compared to $25.3 in 4Q2018.

By country, 4Q2019 Adjusted EBITDA was:

•	Colombia: Adjusted EBITDA of $85.5 million

•	Chile: Adjusted EBITDA of $2.5 million

•	Brazil: Adjusted EBITDA of $4.3 million

•	Argentina: Adjusted EBITDA of negative $1.9 million

•	Corporate, Peru and Ecuador: Adjusted EBITDA of negative $4.7 million

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 4Q2019 and 4Q2018, on a per country and per boe basis:

Adjusted EBITDA/boe[c]	Colombia		Chile		Brazil		Argentina		Total
	4Q19	4Q18	4Q19	4Q18	4Q19	4Q18	4Q19	4Q18	4Q19	4Q18
Production (boepd)	33,311	30,641	3,292	2,823	2,799	2,894	2,384	2,383	41,786	38,741
Inventories, RIK[a] & Other	(1,663)	(1,369)	(194)	(243)	(218)	(244)	(278)	(120)	(2,353)	(1,977)
Sales volume (boepd)	31,658	29,272	3,098	2,580	2,581	2,650	2,106	2,263	39,443	36,764
% Oil	99.4%	99.6%	15%	27%	5%	2%	71%	72%	85%	86%
($ per boe)
Realized oil price	48.6	48.0	56.0	59.8	67.7	77.6	47.8	61.8	48.7	49.0
Realized gas price[b]	29.3	39.8	22.3	33.6	29.8	28.8	19.1	24.2	25.3	30.2
Earn-out	(2.1)	(2.1)	-	-	-	-	-	-	(2.0)	(1.9)
Combined Price	46.4	45.9	27.5	40.8	31.7	29.6	39.4	51.3	43.6	44.7
Realized commodity risk management contracts	-	0.5	-	-	-	-	-	-	-	0.4
Operating costs	(5.2)	(5.0)	(13.9)	(26.2)	(7.5)	(5.9)	(26.0)	(34.4)	(7.2)	(8.3)
Royalties in cash	(5.0)	(5.8)	(1.0)	(1.6)	(2.8)	(2.9)	(6.0)	(7.3)	(4.6)	(5.4)
Selling & other expenses	(0.9)	(0.2)	(0.3)	(0.5)	-	-	(1.2)	(3.5)	(0.8)	(0.4)
Operating Netback/boe	35.3	35.4	12.3	12.5	21.3	20.9	6.2	6.1	31.0	31.0
G&A, G&G & other									(7.4)	(5.7)
Adjusted EBITDA/boe									23.6	25.3

a)	RIK (Royalties-in-kind). Includes royalties paid-in-kind in Colombia for approximately 1,587 and 1,181 bopd in 4Q2019 and 4Q2018 respectively. No royalties were paid-in-kind in Chile, Brazil or Argentina.

b)	Conversion rate of $mcf/$boe=1/6.

c)	Adjusted EBITDA is calculated as if IFRS 16 had not been adopted, so the figures included in the table above for 4Q2019 figures are comparable to those of prior periods. See the “Adoption of IFRS 16” and “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax” sections included in this press release.

6 See the “Adoption of IFRS 16” section included in this press release.

7 See the “Adoption of IFRS 16” section included in this press release.

8 See the “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” section included in this press release.

Depreciation9: Consolidated depreciation charges increased by 20% to $28.7 million in 4Q2019, compared to $23.9 million in 4Q2018. The 7% increase in volumes delivered and the adoption of IFRS 16 explains the increase.

Write-off of Unsuccessful Exploration Efforts: The consolidated write-off of unsuccessful exploration efforts was $9.0 million in 4Q2019 compared to $11.8 million in 4Q2018. Amounts recorded in 4Q2019 mainly refer to unsuccessful exploration wells and other exploration costs incurred in the CN-V (GeoPark non-operated, 50% WI), Sierra del Nevado and Puelen blocks (GeoPark non-operated, 18% WI) in Argentina and in the POT-T-747, REC-T-94 and SEAL-T-268 blocks (GeoPark operated, 100% WI) in Brazil.

Impairment: Consolidated impairment charges amounted to a $7.6 million loss in 4Q2019 compared to a $5.0 million gain in 4Q2018. Amounts recorded in 4Q2019 mainly refer to costs associated with the CN-V block in Argentina. Gains recorded in 4Q2018 correspond to the reversal of impairment losses previously recognized in the La Cuerva and Yamu blocks, partially offset by non-cash impairment losses recorded in Chile.

Other Income (Expenses): Other operating expenses amounted to $2.4 million in 4Q2019, compared to $2.3 million in 4Q2018.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses increased to $12.2 million in 4Q2019, compared to $10.3 million in 4Q2018 due to financial expenses to secure the financing for the Amerisur acquisition.

Foreign Exchange: Net foreign exchange charges amounted to a $1.8 million loss in 4Q2019 compared to a gain of $6.6 million in 4Q2018. The comparative period includes gains derived from GeoPark’s Brazilian subsidiary canceling its US dollar-denominated intercompany debt in October 2018, thus recording foreign exchange gains (the Real appreciated in October 2018 compared to September of the same year).

Income Tax: Income tax expenses were $17.4 million in 4Q2019 compared to $37.2 million in 4Q2018, in line with lower taxable income in 4Q2019.

Profit: Profit loss of $0.2 million in 4Q2019 compared to profit gain of $42.6 million in 4Q2018. Despite higher revenue and lower production and operating costs in 4Q2019, profit in 4Q2018 reflects a $30.8 million gain in unrealized commodity risk management contracts.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $111.2 million as of December 31, 2019 compared to $127.7 million as of December 31, 2018. Cash generated from operating activities equaled $235.4 million and was partially offset by cash used in investing activities of $119.3 million and in financing activities of $132.5 million.

Cash generated from operating activities was $235.4 million after income tax payments of $88.6 million paid in 1H2019.

Cash used in financing activities of $132.5 million mainly included $71.3 million from the share buyback program, interest payments of $29.1 million mainly related to the $425 million notes due in 2024 (“2024 Notes”), $15.0 million related to the acquisition of the LGI’s non-controlling interest in Colombia and Chile in 2018 and $9.8 million related to principal payments on short-term borrowings.

Financial Debt: Total financial debt, net of issuance cost, was $437.4 million, including the 2024 Notes and other bank loans. Short-term financial debt was $17.3 million as of December 31, 2019.

For further details, please refer to Notes 27 and 38 of GeoPark’s consolidated financial statements as of December 31, 2019, available on the Company’s website.

9 See the “Adoption of IFRS 16” section included in this press release.

FINANCIAL RATIOSa

($ million)

Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
4Q2018	447.0	127.7	319.3	1.0x	11.4x
1Q2019	440.6	146.6	294.0	0.8x	12.2x
2Q2019	442.6	68.9	373.7	1.0x	12.9x
3Q2019	435.0	81.6	353.4	1.0x	12.1x
4Q2019	437.4	111.2	326.2	0.9x	12.1x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to Adjusted EBITDA ratio to be lower than 3.25 times and the Adjusted EBITDA to interest ratio to be higher than 2.25 times until September 2021. The Company is well within both covenants.

Issuance of 2027 Notes: In January 2020, the Company successfully issued $350 million of 5.5% notes due in 2027 (“2027 Notes”) in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act. Funds were used for the Amerisur acquisition and for general corporate purposes. The indenture governing the 2027 Notes includes incurrence test covenants that provide, among other things, that Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. As of the date of this release, the Company is well within both covenants.

For further details, please refer to Note 38 of GeoPark’s consolidated financial statements as of December 31, 2019, available on the Company’s website.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume (bopd)		Contract Terms ($ per bbl)
			Purchased Put	Sold Put	Sold Call
1Q2020	Zero cost 3-way	8,000	55.0	45.0	79.0-81.5
	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
2Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95
3Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95
4Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
	Zero cost 3-way	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	1,000	55.0	45.0	71.95

For further details, please refer to Note 8 of GeoPark’s consolidated financial statements for the period ended December 31, 2019, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	4Q2019	4Q2018
Sale of crude oil ($ million)	134.6	123.1
Sale of gas ($ million)	0.5	0.5
Revenue ($ million)	135.1	123.6
Production and operating costs[a] ($ million)	-30.0	-29.2
Adjusted EBITDA ($ million)	85.5	85.6
Capital expenditures[b] ($ million)	22.1	27.8

Chile	4Q2019	4Q2018
Sale of crude oil ($ million)	2.5	3.9
Sale of gas ($ million)	5.4	5.8
Revenue ($ million)	7.8	9.7
Production and operating costs[a] ($ million)	-4.2	-6.7
Adjusted EBITDA ($ million)	2.5	1.5
Capital expenditures[b] ($ million)	4.6	1.2

Brazil	4Q2019	4Q2018
Sale of crude oil ($ million)	0.8	0.3
Sale of gas ($ million)	6.7	6.9
Revenue ($ million)	7.5	7.2
Production and operating costs[a] ($ million)	-1.9	-2.1
Adjusted EBITDA ($ million)	4.3	4.3
Capital expenditures[b] ($ million)	1.6	1.0

Argentina	4Q2019	4Q2018
Sale of crude oil ($ million)	6.5	9.3
Sale of gas ($ million)	1.1	1.4
Revenue ($ million)	7.6	10.7
Production and operating costs[a] ($ million)	-6.1	-8.7
Adjusted EBITDA ($ million)	-1.9	0.7
Capital expenditures[b] ($ million)	8.0	1.2

a)	Production and operating costs = Operating costs + Royalties + Share-based payments.

b)	Capital expenditures in Peru explain the difference with the reported figure in the Key Performance Indicators table.

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2019	4Q2018	FY2019	FY2018
REVENUE
Sale of crude oil	144.4	136.6	579.0	545.5
Sale of gas	13.7	14.6	49.9	55.7
TOTAL REVENUE	158.1	151.2	628.9	601.2
Commodity risk management contracts	-6.5	32.0	-22.5	16.2
Production and operating costs	-42.3	-46.7	-169.0	-174.3
Geological and geophysical expenses (G&G)	-5.7	-4.0	-18.6	-14.0
Administrative expenses (G&A)	-21.3	-14.6	-60.8	-52.1
Selling expenses	-2.8	-1.2	-14.1	-4.0
Depreciation	-28.7	-23.9	-105.5	-92.2
Write-off of unsuccessful exploration efforts	-9.0	-11.8	-18.3	-26.4
Impairment for non-financial assets	-7.6	5.0	-7.6	5.0
Other operating	-2.4	-2.3	-1.8	-2.9
OPERATING PROFIT	31.7	83.5	210.7	256.5

Financial costs, net	-12.2	-10.3	-38.7	-36.3
Foreign exchange loss	-1.8	6.6	-2.5	-11.3
PROFIT BEFORE INCOME TAX	17.7	79.7	169.5	208.9

Income tax	-17.9	-37.2	-111.8	-106.2
PROFIT (LOSS) FOR THE PERIOD	-0.2	42.6	57.8	102.7
Non-controlling minority interest	-	9.3	-	30.3
ATTRIBUTABLE TO OWNERS OF GEOPARK	-0.2	33.3	57.8	72.4

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of $)	Dec ‘19	Dec ‘18

Non-Current Assets
Property, plant and equipment	567.8	557.2
Other non-current assets	58.9	45.8
Total Non-Current Assets	626.2	603.0

Current Assets
Inventories	11.4	9.3
Trade receivables	44.2	16.2
Other current assets	59.2	106.5
Cash at bank and in hand	111.2	127.7
Total Current Assets	225.9	259.7

Total Assets	852.1	862.7

Equity
Equity attributable to owners of GeoPark	132.9	143.1
Total Equity	132.9	143.1

Non-Current Liabilities
Borrowings	420.1	429.0
Other non-current liabilities	84.2	72.2
Total Non-Current Liabilities	504.3	501.2

Current Liabilities
Borrowings	17.3	18.0
Other current liabilities	197.6	200.4
Total Current Liabilities	214.9	218.4
Total Liabilities	719.2	719.6
Total Liabilities and Equity	852.1	862.7

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2019	4Q2018	FY2019	FY2018

Cash flow from operating activities	78.5	77.8	235.4	256.2
Cash flow (used) in investing activities	-38.2	-24.8	-119.3	-164.6
Cash flow (used) in financing activities	-10.7	-76.9	-132.5	-97.6

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

2019 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	367.1	8.3	11.8	0.9	-24.7	363.3
Depreciation	-46.9	-34.8	-7.4	-15.6	-0.7	-105.5
Unrealized commodity risk management contracts	-26.4	-	-	-	-	-26.4
Write-off of unsuccessful exploration efforts & impairment	-	-	-5.1	-20.7	-	-25.8
Share based payment	-0.4	0.0	-0.1	-0.1	-2.1	-2.7
Lease accounting - IFRS 16	1.1	0.2	2.2	0.9	0.5	4.9
Others	3.4	-0.5	0.4	0.5	-0.9	3.0
OPERATING PROFIT (LOSS)	297.8	-26.9	1.7	-34.1	-27.9	210.7
Financial costs, net						-38.7
Foreign exchange charges, net						-2.4
PROFIT BEFORE INCOME TAX						169.5

2018 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	319.4	8.8	17.9	4.6	-20.1	330.6
Depreciation	-42.7	-28.2	-10.4	-10.6	-0.3	-92.2
Unrealized commodity risk management contracts	42.3	-	-	-	-	42.3
Write-off of unsuccessful exploration efforts & impairment	-6.1	-12.7	-2.0	-0.6	-	-21.4
Share based payment	-0.9	-0.4	-0.1	-0.7	-3.3	-5.4
Others	-2.6	3.4	-1.0	0.6	2.2	2.6
OPERATING PROFIT (LOSS)	309.4	-29.1	4.4	-6.7	-21.5	256.5
Financial costs, net						-36.3
Foreign exchange charges, net						-11.3
PROFIT BEFORE INCOME TAX						208.9

(a) Includes Peru, Ecuador and Corporate.

EVOLUTION OF COMMERCIAL AND TRANSPORTATION DISCOUNTS AND SELLING EXPENSES IN COLOMBIA (UNAUDITED)

($/bbl)	3Q2018	4Q2018	1Q2019	2Q2019	3Q2019	4Q2019

Commercial and Transportation Discounts	14.0	14.6	12.0	11.0	11.1	10.6
Selling Expenses	0.1	0.2	1.1	1.8	1.0	0.9
	14.1	14.8	13.1	12.8	12.1	11.5

ADOPTION OF IFRS 16

GeoPark adopted IFRS 16 accounting rules in January 2019, but did not restate comparative figures for 2018, as permitted by the accounting standard. IFRS 16 requires the recognition of certain charges related to operating leases as depreciation charges, that in comparative periods were recorded in production and operating costs, administrative and geophysical expenses. Please refer to Note 1 of the Company’s consolidated financial statements for further details.

Adjusted EBITDA is calculated as if IFRS 16 had not been adopted, making the figures included in the table on page 6, “Adjusted EBITDA per boe” comparable to those of prior periods.

FREE CASH FLOW RECONCILIATION

(In millions of $)	4Q2019	FY2019

Cash flow from operating activities	78.5	235.4
Cash flow used in investing activities	-38.1	-119.3
Subtotal	40.4	116.1
Proceeds from disposal of Long-term assets [10]	-	-7.1
Free Cash Flow	40.4	109.0

10 Corresponding to the divesture of the La Cuerva and Yamu blocks in Colombia.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on March 5, 2020 at 10:00 am (Eastern Standard Time) to discuss the 4Q2019 and full-year financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 3981263

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

Free Cash Flow F&D costs

Operating cash flow less cash flow used in investment activities

Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

WI	Working interest

NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, Operating Netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected or future production, production growth and operating and financial performance, Operating Netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company’s computation of Adjusted EBITDA, free cash flow, return on capital employed and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Free cash flow: Free cash flow is a non-GAAP measure and does not have a standardized meaning under GAAP. Free cash flow is defined as cash provided by operating activities less cash used in investing activities excluding Argentina acquisition and cash advances from disposal of long-term assets.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current Borrowings less Cash and Cash equivalents.